Exhibit 99.1

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF

LI-CYCLE HOLDINGS CORP.

(the “Company”)

Held on April 27, 2023

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual general meeting (the “Meeting”) of shareholders of the Company was held on April 27, 2023. Shareholders holding 124,282,636 common shares of the Company (“Shares”), being 70.41% of the issued and outstanding Shares as of March 6, 2023 (the “Record Date”), were present or represented at the Meeting.

MATTERS VOTED UPON	VOTING RESULTS

1.  Election of Directors

The election of the following nominees to serve as directors of the Company (“Directors”) until the end of the next annual meeting of shareholders or until their successors are elected or appointed.

	Votes in Favour	Votes Withheld

Susan Alban	109,617,011 (99.75%)	277,153 (0.25%)

Jacqueline Dedo	109,603,284 (99.74%)	290,880 (0.26%)

Tim Johnston	97,993,533 (89.17%)	11,900,631 (10.83%)

Ajay Kochhar	98,259,906 (89.41%)	11,634,258 (10.59%)

Scott Prochazka	108,010,561 (98.29%)	1,883,603 (1.71%)

Kunal Sinha	96,984,864 (88.25%)	12,909,500 (11.75%)

Anthony Tse	96,117,359 (87.46%)	13,776,805 (12.54%)

Mark Wellings	98,329,030 (89.48%)	11,565,134 (10.52%)

Each of the eight nominees proposed by management was elected as a director of the Company.

2. Appointment of Auditor The appointment of KPMG LLP as the Company’s external auditor and the authorization of the directors of the Company to set the auditor’s remuneration.	Votes in Favour 123,911,541 (99.70%)	Votes Withheld 371,095 (0.30%)

KPMG LLP was appointed as the Company’s external auditor and the directors were authorized to set the auditor’s remuneration.

Immediately following the Meeting, the Directors approved an increase in the size of the board from eight to nine, and Diane Pearse was appointed as an additional director of the Company.

Toronto, Ontario, Canada

April 27, 2023